SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Additional Acquisition of Shares of Korea Exchange Bank

On June 12, 2006, Kookmin Bank received an official notice from LSF-KEB Holdings SCA that Export-Import Bank of Korea (KEXIM) had made a decision to exercise its tag-along option, requiring Kookmin Bank to purchase Korea Exchange Bank (KEB) shares owned by KEXIM. The details are as follows:

■	Number of shares to be acquired: 40,314,387 shares, or 6.25% of KEB’s outstanding shares

■	Purchase price: 612,778,682,400 Won

■	Total number of shares of KEB owned by Kookmin Bank after the acquisition: 457,064,387 shares, or 70.87% of KEB’s outstanding shares

■	Method of acquisition: Transaction with a major shareholder of KEB

■	Purpose of acquisition: Through its acquisition of KEB, Kookmin Bank seeks to enhance shareholder value by strengthening its financial services and recognizing significant synergies.

-	The closing date for the acquisition is not yet fixed. The closing is conditioned upon the satisfaction of certain closing conditions and shall occur at the latter of 45 days after the contract date and five business days after completion of the government approval process.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: June 12, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

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